Exhibit 99.1

LINKTONE ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Singapore, September 13, 2012 —Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced the results of its Annual General Meeting of Shareholders (the “AGM”) held September 13, 2012 in Singapore. Each of the proposals submitted for shareholders’ approval at the 2012 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1. The election of Mr. David Audy as a Class II director to serve until the 2015 AGM or until his successor is elected and duly qualified; and,

2. The ratification of Ernst & Young LLP, Singapore as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2012.

Additional information related to Linktone’s corporate governance is available on the Company’s website at www.linktone.com/en/ir.html, or in its filings with the U.S. Securities and Exchange Commission at www.sec.gov.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Investor Relations (HK):

Mahmoud Siddig, Managing Director

Taylor Rafferty

Tel: +852 3196 3712

Email: linktone@king-worldwide.com

Investor Relations (US):

Bryan Degnan, Senior Associate

Taylor Rafferty

Tel: 212-889-4350

Email: linktone@king-worldwide.com